                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.   )(1)

                            VALLEY FORGE CORPORATION
                                ---------------

                       (Name of Subject Company [Issuer])

                             KCI ACQUISITION CORP.
                              KEY COMPONENTS, LLC
                                ---------------

                                   (Bidders)

                          COMMON STOCK, $.50 PAR VALUE
                            ------------------------

                         (Title of Class of Securities)

                                   919640102
                            ------------------------

                     (CUSIP Number of Class of Securities)

                                    COPY TO:

Alan L. Rivera                                         Michael J. Emont
Key Components, LLC                                    Rubin Baum Levin Constant & Friedman
c/o Millbrook Capital Management, Inc.                 30 Rockefeller Plaza
Carnegie Hall Tower                                    29(th) Floor
152 West 57th Street                                   New York, New York 10112
New York, New York 10019

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUE(2)                                        AMOUNT OF FILING FEE(3)
                        $78,638,989                                                  $15,727.78

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount previously paid:    Not Applicable   Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable   Date Filed:    Not Applicable
                     (Continued on following page(s))

Note: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(2) For purposes of calculating filing fee only. This calculations assumes the purchase of 4,138,889 shares of common stock, par value $.50 per share of Valley Forge Corporation, at $19.00 net per share in cash.

(3) The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended equals 1/50th of one percent of the aggregate value of cash offered by KCI Acquisition Corp. for such number of Shares.

                                     14D-1

CUSIP No. 919640102                                                  Page 2 of 8
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                                Key Components, LLC

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    52.8%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     14D-1

CUSIP NO. 919640102                                            Page 3 of 8 Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS

                               KCI Acquisition Corp.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

                                                                         (b) /X/

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    BK, AF
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            / /

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,186,161 shares (1)
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES*                                                          / /

--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    52.8%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Valley Forge Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 100 Smith Ranch Road, Suite 326, San Rafael, California 94903.

    (b) The class of equity securities to which this statement relates is common stock, par value $.50 per share. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by KCI Acquisition Corp., a Delaware corporation (the "Offeror"), and Key Components, LLC, a Delaware limited liability Company (the "Parent"). The information set forth in the Introduction,
Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror") and Schedule I ("Directors and Executive Officers of Key Components, Inc., the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

    (e) and (f) During the last five years, none of the Parent or the Offeror and, to the best knowledge of the Parent and the Offeror, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth in Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror") and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(c) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Certain Effects of the Transaction on Market for Shares, AMEX Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. As a result of the six Stockholder Agreements, each dated as of December 2, 1998 with the Offeror, the Parent and the Offeror may be deemed to beneficially own an aggregate of 2,186,161 Shares (representing approximately 53% of the Shares issued and outstanding on December 2, 1998). However, each of the Parent and the Offeror have disclaimed beneficial ownership to such shares, and this statement shall not be construed as an admission that either the Parent or the Offeror are the beneficial owners of any securities covered by this statement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE
      SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror"),
Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") Section 12 ("Purpose of the Offer; and the Merger Plans for the Company") and Section 13 ("Merger Agreement, the Stockholder Agreements and the SG Cowen Commitment Letter") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Key Components, Inc., the Parent and the Offeror"),
Section 11 ("Background of the Offer; Past Contacts, Transactions and Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Certain Effects of the Transaction on Market for Shares, AMEX Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated December 9, 1998.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Notice of Guaranteed Delivery.
(a)(4)     Form of Letter from SG Cowen Securities Corporation to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees to Clients.
(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.
(a)(7)     Summary Advertisement to be published in Investor's Business Daily on December 9,
           1998.
(a)(8)     Joint Press Release issued by the Company and Key Components, Inc. on December 3,
           1998
(b)(1)     Letter from SG Cowen Securities Corporation and Societe Generale to the Parent dated
           December 2, 1998
(b)(2)     Commitment Letter from SG Cowen Securities Corporation and Societe Generale to the
           Parent dated December 2, 1998
(c)(1)     Agreement and Plan of Merger, dated as of December 2, 1998, among the Parent, the
           Offeror and the Company.
(c)(2)     Form of Stockholder Agreement, dated as of December 2, 1998, between the Offeror and
           Martin J. Bloom, Trustee of the Martin J. Bloom Family Trust, u/a/d/ 5/18/93
(c)(3)     Form of Stockholder Agreement, dated as of December 2, 1998, between the Offeror and
           Theodore P. Desloge, Jr., Trustee of the Theodore P. Desloge, Jr. Trust u/i/t dtd.
           2/7/78 f/b/o Theodore P. Desloge, Jr.
(c)(4)     Form of Stockholder Agreement, dated as of December 2, 1998, between the Offeror and
           Theodore P. Desloge, Jr., Trustee of the Desloge Consulting Corporation Profit
           Sharing Plan and Trust.
(c)(5)     Form of Stockholder Agreement, dated as of December 2, 1998, between the Offeror and
           David R. Brining.
(c)(6)     Form of Stockholder Agreement, dated as of December 2, 1998, between the Offeror and
           Bloom & Desloge Enterprises, Inc.
(c)(7)     Form of Stockholder Agreement, dated as of December 2, 1998, between the Offeror and
           Bloom Consulting Corporation Profit Sharing Plan and Trust, Martin J. Bloom, Trustee
(c)(8)     Confidentiality Agreement, dated as of August 11, 1998, between CIBC Oppenheimer
           Corp. and Millbrook Capital Management Inc.
(d)        Not applicable.
(e)        Not applicable.
(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1998         KCI ACQUISITION CORP.

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1998         KEY COMPONENTS, LLC

                                By:  /s/ ALAN L. RIVERA
                                     -----------------------------------------
                                     Name: Alan L. Rivera
                                     Title: Vice President